
EXCELLENCE


08004670

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.245/2008

PROCESSED
SEP 04 2008
THOMSON REUTERS

August 19, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC
Mail Processing
Section
AUG 20 2008
Washington, DC
105

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Feb 19, 08

ทะเบียนเลขที่ 0107536000315
www.kasikornbankgroup.com

ธนาคารกสิกรไทย
KASIKORNBANK 开泰银行



Summary Statement of Assets and Liabilities 1/

As at 31 July 2008

Assets	Baht	Liabilities	Baht
Cash	18,829,388,248.69	Deposits	845,228,708,569.72
Interbank and money market items	81,188,182,804.04	Interbank and money market items	15,279,187,994.79
Securities purchased under resale agreements		Liabilities payable on demand	8,508,899,446.09
Investments in securities, net	115,870,255,916.55	Securities sold under repurchase agreements	
(with obligations 8,003,761,447.69 Baht)		Borrowings	78,118,955,846.29
Credit advances (net of allowance for doubtful accounts)	820,363,069,074.66	Bank's liabilities under acceptances	670,932,658.37
Accrued interest receivables	1,203,176,116.20	Other liabilities	30,631,588,180.53
Properties foreclosed	11,240,942,278.01	Total liabilities	978,436,772,714.79
Customers' liabilities under acceptances	670,932,658.37		
Premises and equipment, net	26,963,385,983.90	**Shareholders' equity**	
Other assets	29,348,374,871.81	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	62,444,820,357.89
		Other reserves and profit and loss account	20,952,960,949.25
		Total shareholders' equity	107,329,883,237.14
Total Assets	1,085,766,655,951.93	Total Liabilities and Shareholders' Equity	1,085,766,655,951.93
Customers' liabilities under unmatured bills	6,973,243,510.48	Bank's liabilities under unmatured bills	6,973,243,510.48
Total	1,092,739,899,462.41	Total	1,092,739,899,462.41

	Baht
Non-Performing Loans 2/(net) as at 30 June 2008 (Quarterly)	16,474,190,861.06
(1.92% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 30 June 2008 (Quarterly)	23,786,863,673.73
Actual allowace for doubtful accounts	28,803,248,215.49
Loans to related parties	33,716,935,890.72
Loans to related asset management companies	1,020,000,000.00
Loans to related parties due to debt restructuring	801,191,001.16
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	119,898,002,449.61
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,077,533,953.77
Letters of credit	27,387,369,299.21

1 / This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 30 June 2008 (Quarterly) 33,802,505,867.95

(3.84% of total loans before allowance for doubtful accounts)